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			UNITED STATES			OMB Number:	3235-0058
			SECURITIES AND EXCHANGE COMMISSION			Expires	April 30, 2025
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SEC File Number
			FORM 12b-25			1-6836

			NOTIFICATION OF LATE FILING			CUSIP Number
338517 10 5

(check one):	[ ]	Form 10-K	[ ]	Form 20-F	[ ]	Form 11-K [X]	Form 10-Q
	[ ]	Form 10-D	[ ]	Form N-CEN	[ ]	Form N-CSR

	For Period Ended:		March 29, 2025

	[ ]	Transition Report on Form 10-K
	[ ]	Transition Report on Form 20-F
	[ ]	Transition Report on Form 11-K
	[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instructions Before Preparing Form.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Flanigan’s Enterprises, Inc.
Full Name of Registrant

Former Name if Applicable

5059 N.E. 18th Avenue
Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33334
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
[X]		Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Flanigans’s Enterprises, Inc. is not filing by the prescribed due date its Form 10-Q for the thirteen weeks ended March 29, 2025 (the “Form 10-Q”). The Company intends to file the Form 10-Q on or before the fifth calendar day extension provided by Rule 12-25. The delay in filing has been caused by the need for additional time to complete the presentation of its financial statements and the analysis thereof to be included in the Form 10-Q.

Forward-Looking Statements
This filing contains a number of forward-looking statements. Words such as "intend" and "anticipate" as well as variations of these words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-Q and the results of the ongoing analysis of our financial statements. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company's financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the U.S. Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jeffrey D. Kastner		(954)		377-1961
	(Name)		(Area Code)		(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
					Yes	[X]	No	[ ]

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
					Yes	[ ]	No	[X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Flanigan’s Enterprises, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	Date:	May 13, 2025		/s/	Jeffrey D. Kastner
				By:	Jeffrey D. Kastner
				Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).